Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, CO 80224

April 7, 2009

Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: H. Roger Schwall, Esq. Dear Mr. Schwall:

This letter is being submitted with the amended preliminary proxy statement being filed with the SEC by Aspen Exploration Corporation. Please be advised:

1.	Aspen acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Aspen acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Aspen acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or comments.

Sincerely yours,

/s/ R.V. Bailey Chief Executive Officer